January 31, 2011
VIA EDGAR
Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Swisher Hygiene Inc. Amendment No. 2 to Registration Statement on Form 10-12G Filed January 11, 2011 File No. 000-54174
Dear Ms. Gowetski:
On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated January 24, 2011, regarding the above-referenced Amendment No. 2 to Registration Statement on Form 10-12G. The Company is simultaneously filing Amendment No. 3 to the Form 10-12G (“Amendment No. 3”). Please note that for the Staff’s convenience we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.

Jennifer Gowetski
Senior Counsel
January 31, 2011

Swisher Hygiene Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies, page F-7
1.	We note your response to prior comment 13 and request that you revise your disclosure to characterize the transaction as only a nonsubstantive transaction. A nonsubstantive transaction is one where there is no significant economic effect to entering into such transaction and you would account for the nonsubstantive transaction by recognizing the assets and liabilities of the two entities based upon their respective carrying amounts as if the transaction were entered into as of January 1, 2007.

In response to the Staff’s comment and based on our telephone conversation with the accounting staff, we have revised our disclosure to characterize the transaction as only a nonsubstantive transaction. Please see page F-7 of Amendment No. 3.
Exhibits
2.	We note that you have requested confidential treatment of portions of Exhibit 10.24. We will review and provide comments on your request under a separate letter.

We acknowledge the Staff’s comment and as described in our response to the Staff’s comment letter dated July 27, 2011, we have refiled the agreement in full as Exhibit 10.24, requesting confidential treatment for only those items that may cause competitive harm if disclosed.

Jennifer Gowetski
Senior Counsel
January 31, 2011

* * *
In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5581.

Sincerely, AKERMAN SENTERFITT
/s/ Michael Francis
Michael Francis
For the Firm

cc:	United States Securities and Exchange Commission
     Howard Efron

United States Securities and Exchange Commission
     Kevin Woody

United States Securities and Exchange Commission
     Stacie Gorman

Swisher Hygiene Inc.
Steven R. Berrard, President and Chief Executive Officer

Exhibit A
SWISHER HYGIENE INC.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210
(704) 364-7707; Fax (704) 602-7980

January 31, 2011

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated January 24, 2011, Swisher Hygiene Inc. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Swisher Hygiene Inc.
By:	/s/ Steven R. Berrard
Steven R. Berrard
President and Chief Executive Officer